InGen Dynamics, Inc.

ANNUAL REPORT

2225 East Bayshore Road, #100
Palo Alto, California 94303
Telephone: (408) 215-1401

This Annual Report is dated May 01, 2018.

BUSINESS

Corporate Background and General Overview

InGen Dynamics, Inc. (the "Company') is a corporation incorporated under the laws of the State of Delaware on July 21, 2015. The Company is a robotics company focused primarily on its flagship product "Aido" a personal home robot platform and the software development, hardware design and platform development associated therewith. The Company believes that the connected home is the new technology battleground and the lack of mobility of existing personal home technology limits the possibilities of smart devices at home. A combination of mobility and new interaction paradigms such as voice command and gesture based interactions help fuel new use cases in connected homes. Aido serves as a personal utility home robot, a mobile home entertainment hub, an extensible personal assistant, keeps your home safe and healthy, an Internet of Things (IoT) hub, can be taught to improve your day, and can do much more.

Market

The market for consumer and business robots is projected to expand rapidly in the next few years.

The service robotics market is expected to grow from $5.6B in 2014 to $22.5B in 2021. [1] Growth in connection home devices, declining component costs and adoption of robotic devices by consumers serve as emerging trends driving the home robotics industry.

Competition

* No assurance is provided

Aido competes with technology either solving specific problems or products that rely heavily on the "cool factor". Aido is designed as an extendable utility robot expected to push the envelope on gesture based interaction technology using its projectors. Aido's technology, algorithms and patterns are expected to give it a competitive advantage in the marketplace and prevent commoditization. Aido competes with the following products/companies Jibo, Sota, Buddy, Pepper and Amazon Echo.

Employees

The Company has no employees other than its CEO and Sole Director, as of the date hereof, but anticipates that it will begin hiring employees in 2018.

The Company has consulting agreements in place with four (4) Indian entities: Engenesis Engineering Technologies Pvt. Ltd., Sarath K.S., Siva Technology Services Ltd. and Whitesun Technologies Pvt. Ltd. Full- time consultants are working on the Aido project through the consulting agreements with these entities.

Legal Proceedings

There are no legal proceedings material to the Company's business or financial condition pending and, to the best of its knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

The Company is in the process of filing provisional patents on the hardware and software components of Aido and plans to continue patent prosecution to completion.

Hardware. There are four (4) main hardware components that are in the process of being patented with the possibility of further patentable parts: (1) Custom Daughterboard, (2) Microcontroller for Mobility, (3) Power Management Board and (4) IR, WIFI and Laser Based Docking.

Software. There are also four (4) main software components that are patentable: (1) Indoor Positioning, (2) Task Automation, (3) Linux Intelligence Wrapper, and (4) Aido Speech Engine.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, which include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as "believe," "expect," "project," "anticipate," "intend," "plan," "estimate," "target," "seek," "will," "may," "would," "should," "could," "forecasts," "mission," "strive," "more," "goal," or similar expressions. The statements are based on assumptions that we have made, based on our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we think are appropriate. We believe these judgments are reasonable. However, you should understand that these statements are not guarantees of performance or results. Our actual results could differ materially from those expressed in the forward-looking statements.

There are a number of risks, uncertainties, and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this annual report. Such risks, uncertainties, and other important factors include, among others, the risks, uncertainties, and factors set forth below under "Risk Factors." "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We urge you to read this annual report, including the uncertainties and factors discussed under "Risk Factors," completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this annual report are qualified by these cautionary statements. The forward-looking statements contained in this annual report speak only as of the date of this annual report. We undertake no obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise.

RISK FACTORS

An investment in our common stock involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this Annual Report. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the value of our common stock could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment. We were formed on July 21, 2015 and we have not yet begun delivering our first products. To date, we have no revenues. Our products require significant investment prior to commercial release, and may never be successfully developed or commercially successful.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

As of December 31, 2017, the Company has not yet commenced planned principal operations nor generated significant revenue. The Company's activities since inception have consisted of formation activities, product development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

As of December 31, 2017, 2016, and 2015 and for the years then ended the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company accounts for software development costs for the product in accordance FASB 985-20, Costs of Computer Software to be Sold, Leased, or Marketed. Costs incurred during the period of planning and development, and prior to determining technological feasibility, are expensed to operations as research and development in the period incurred. Technological feasibility is generally determined once substantially all product development and testing has been completed, including development of a working model. The Company capitalizes certain costs in the development of its proprietary software for the period after technological feasibility was determined and prior to marketing and initial sales. Costs incurred after determination of readiness for market are expensed to operations in the period incurred.

The Company expensed $112,760.40 of costs related to research and development during the years ended December 31, 2017, to research and development, as the technological feasibility of the Robot was not achieved as of December 31, 2017.

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2017, 2016, or 2015.

We operate in a competitive industry that is subject to rapid technological change, and we expect competition to increase.

There are several other companies that have developed or are developing technology and devices that compete with Aido. Our principal competitors in the service robotics market consist of Jibo, Sota, Buddy, Pepper and Amazon Echo. These or other or service robotics products and companies, academic and research institutions, or others, may develop new technologies that provide a superior personal robotics device, are more effective in addressing the key problems Aido is developed to address, or are less expensive than Aido or our future products. Our technologies and products could be rendered obsolete by such developments.

Our competitors may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, marketing and other resources than we do or may be more successful in attracting potential customers, employees and strategic partners. In addition, potential customers, could have long-standing or contractual relationships with competitors or other robotics companies. Potential customers may be reluctant to adopt Aido. If we are not able to compete effectively, our business and results of operations will be negatively impacted.

If we do not timely introduce successful products, our business and operating results could suffer.

Aido, our signature product, has not yet been commercially produced or sold to the public. The market for our products is characterized by rapidly changing technology, evolving industry standards, short product life cycles and frequent new product introductions. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive. The success of our new products depends on several factors, including our ability to: (i) anticipate technology and market trends; (ii) timely develop innovative new products and enhancements; (iii) distinguish our products from those of our competitors; (iv) manufacture and deliver high-quality products; and (v) price our products competitively.

We may not be able to obtain adequate financing to continue our operations.

The design, manufacture, sale and servicing of service robotics is a capital-intensive business. We estimate that we will need to raise additional capital in the future to fully commercialize Aido and future products. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales channels, improve product components, and make the investments in tooling and manufacturing equipment required to launch our products. We cannot assure you that we will be able to raise additional funds when needed.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price.

Our success is highly dependent on key current management.

Our success is highly dependent on Arshad Hisham A.P.M., our founder and Chief Executive Officer. Mr. Hisham has been the driving force behind the development of our robotics technology and the Company. The loss of his services would have a material adverse effect on our business. We have not obtained any "key man" insurance for Mr. Hisham.

The risks inherent in borrowing capital may have a material adverse effect on our business.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.

Management has discretion on use of proceeds generated from equity offerings.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of previous exempt offerings.

A single majority stockholder has control of the Company.

The Company's sole director and majority shareholder is Arshad Hisham. Investors will not be able to control the management of the Company.

Our common stock has limited transferability and liquidity.

Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

We may be unable to protect our intellectual property rights. Unauthorized use of our technology may result in the development of products that compete with our products.

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on intellectual property laws, confidentiality procedures and contractual provisions, such as nondisclosure terms, to protect our intellectual property. Others may independently develop similar technology, duplicate our products, or design around our intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our product or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

Our operating costs may be unpredictable.

In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for the Company or the product would likely negatively impact our operating income, and could result in substantially decreased earnings or a loss from operations.

Marketing costs are volatile and can impact our growth and profitability.

Marketing of our product and Company can be done through a variety of outlets, and part of the success of our product may depend on such marketing efforts. However, it is difficult to predict which marketing efforts will resonate with certain players. Due to the volatile nature of marketing costs and the potential need to explore a variety of marketing efforts, the Company may need to use additional funds for marketing that could impact growth and projected profitability.

There can be no assurance that we will develop our products on our projected timelines or at all, or that the product will function as intended once developed.

There can be no assurance that we can develop Aido to be a saleable or successful product. There can be no assurance that we will be able to develop the product on time or at all, or that the product will function as intended once developed. Additionally, if we become subject to bankruptcy or a similar proceeding or lose our ability to attract and retain qualified personnel, we may not be able to sustain operations, complete development of the product or may develop a product that fails to attract consumers, and consequently our business will be materially adversely affected.

Investors may face dilution of their equity interest by subsequent financings and stock issuances.

The Board of Directors of the Company has sole authority to authorize the Company to issue additional shares of the Company's capital stock (including common and preferred stock) and to establish the rights and preferences with respect to such additional stock, including liquidation preferences that may be senior to the common stock offered through previous offerings. In addition, the Company has reserved additional common stock under an equity incentive compensation plan to members of the Company's management team and consultants. The Company also has the ability to issue equity through preferred stock with terms and preferences to be determined in the sole discretion of the Board of Directors. Preferred stock would likely be senior to the Company's common stock on liquidation and may have other preferential rights such as the right to appoint an additional member to the Board or a right to receive a preferred return on investment. Such future issuances of preferred or common stock may dilute an Investor's investment in the Company.

Additional Disclosures.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

BUSINESS

Corporate Background and General Overview

InGen Dynamics, Inc. (the "Company') is a corporation incorporated under the laws of the State of Delaware on July 21, 2015. The Company is a robotics company focused primarily on its flagship product "Aido" a personal home robot platform and the software development, hardware design and platform development associated therewith. The Company believes that the connected home is the new technology battleground and the lack of mobility of existing personal home technology limits the possibilities of smart devices at home. A combination of mobility and new interaction paradigms such as voice command and gesture based interactions help fuel new use cases in connected homes.

Aido serves as a personal utility home robot, a mobile home entertainment hub, an extensible personal assistant, keeps your home safe and healthy, an Internet of Things (IoT) hub, can be taught to improve your day, and can do much more.

Market

The market for consumer and business robots is projected to expand rapidly in the next few years.

The service robotics market is expected to grow from $5.6B in 2014 to $22.5B in 2021.[2] Growth in connection home devices, declining component costs and adoption of robotic devices by consumers serve as emerging trends driving the home robotics industry.

Competition

Aido competes with technology either solving specific problems or products that rely heavily on the "cool factor". Aido is designed as an extendable utility robot expected to push the envelope on gesture based interaction technology using its projectors. Aido's technology, algorithms and patterns are expected to give it a competitive advantage in the marketplace and prevent commoditization. Aido competes with the following products/companies Jibo, Sota, Buddy, Pepper and Amazon Echo.

Employees

The Company has no employees other than its CEO and Sole Director, as of the date hereof, but anticipates that it will begin hiring employees in 2018.

The Company has consulting agreements in place with four (4) Indian entities: Engenesis Engineering Technologies Pvt. Ltd., Sarath K.S., Siva Technology Services Ltd. and Whitesun Technologies Pvt. Ltd. Full-time consultants are working on the Aido project through the consulting agreements with these entities.

Legal Proceedings

There are no legal proceedings material to the Company's business or financial condition pending and, to the best of its knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

The Company is in the process of filing provisional patents on the hardware and software components of Aido and plans to continue patent prosecution to completion.

Hardware. There are four (4) main hardware components that are in the process of being patented with the possibility of further patentable parts: (1) Custom Daughterboard, (2) Microcontroller for Mobility, (3) Power Management Board and (4) IR, WIFI and Laser Based Docking.

Software. There are also four (4) main software components that are patentable: (1) Indoor Positioning, (2) Task Automation, (3) Linux Intelligence Wrapper, and (4) Aido Speech Engine.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Financial Statements

We commenced operations in July 2015, and are still in the process of building and delivering initial Aido product orders. As such, the financial statements reflect the company's business for the period from July 21, 2015, the date of inception, to December 31, 2015 ,for the year ended December 31, 2016 and for the year ended December 31, 2017 as well.

Our financial statements can be found at Exhibit B to this Form C.

Financial Condition

We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. The preparation of financial statements includes estimates made by management and assumptions that affect the amounts and disclosures reported. Therefore, the results may vary from those estimates provided.

We anticipate the funds from this round of financing to get us through 2018 and profits will fund us after such time based on our projections. We may consider future financing to speed the growth of our company.

The Company has primarily operated on capital raised from the sale of its securities, augmented with pre-sale income from consumer crowdfunding.

We recently completed a successful equity crowdfunding round which will also help us in building a runway as we develop and make Aido publicly available. We expect our monthly expenses to increase significantly in 2018 and 2019 due to increased spending on research and development and further marketing activity. We currently anticipate that we have sufficient capital resources to operate for at least six months with no further investment. If we need additional capital, we will consider future financing.

We anticipate additional sources of income to come from licensing Aido and related software to interested parties and pre-sales of Aido during open beta testing, which we anticipate to occur 1-2 months prior to the soft launch in 2018.

We currently expect Aido to be in beta testing in end of 2018 and to soft launch North America and Europe by beginning of 2019. These are the Company's projections and are subject to change.

Operating Results

We have not yet generated any revenues during the period ended December 31, 2017 and we do not anticipate doing so until we have completed the building and delivery of Aido, which we do not anticipate occurring until the end of 2018. The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Liquidity and Capital Resources

As of December 31, 2017, we had $33,957.70 cash on hand. To date, we have funded our operations primarily with the subscription proceeds from the Company's principal stockholder, the SAFE issuance, and the Regulation Crowdfunding Offering on StartEngine.

Previous Exempt Offerings

The Company has previously conducted the following exempt offerings since inception:

(1) Issuance of Founder's Common Stock (6,500,000 shares) at $0.0001 per share for total proceeds of $65.00.
(2) Issuance of Restricted Stock under the Company's 2015 Stock Incentive Plan (100,000 shares) at $0.0001 per share for total proceeds of $1.00.
(3) January 2016 - Issuance of a Simple Agreement for Future Equity (SAFE) in the amount of $10,000 which is convertible into the Company's next qualified preferred equity round. See "Our Securities" for more information.
(4) December 2016 to April 2017 - Issuance of Common Stock (709,200 shares) at $1.41 per share for a total proceed of $182,847 pursuant to Regulation Crowdfunding which closed on April 2017.
(5) July 2017 - Issuance of a Simple Agreement for Future Equity (SAFE) pursuant to Regulation D in the amount of $40,000 which is convertible into the Company's next qualified preferred equity round. See "Our Securities" for more information.
(6) August 2017 - Issuance of a Simple Agreement for Future Equity (SAFE) pursuant to Regulation D in the amount of $25,000 which is convertible into the Company's next qualified preferred equity round. See "Our Securities" for more information.

Valuation

The Company has not undertaken an independent valuation of the Company. The value of the Company depends on several factors including the successful launch of the core product, Aido, the growth of the service robotics market, and the ability to continue as a going concern.


OUR SECURITIES


Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share. As of the date of this Offering, 6,730,497 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our Certificate of Incorporation and Bylaws.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our Board of Directors from time to time based upon the results of our operations and our financial condition and any other factors that our Board of Directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our Certificate of Incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

2015 Stock Incentive Plan. The Company has reserved 2,000,000 shares of its common stock pursuant to the 2015 Stock Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of reward. To date, the Company has granted 100,000 shares to a non-employee consultant pursuant to a Restricted Stock Purchase Agreement at a purchase price of $0.00001. There are currently 1,900,000 shares still available for grant under the Plan.

Simple Agreement for Future Equity (SAFE)

SAFE Agreement Issuance

Between January 2016 and May 2018, the Company entered into SAFE agreements (Simple Agreement for Future Equity) with outside investors in an aggregate amount of $75,000 pursuant to Regulation D.

Conversion Rights

SAFE agreements are convertible into shares of the Company's "Safe Preferred Stock" – the shares of a series of Preferred Stock issued to investors upon an Equity Financing. The number of shares the Safe Preferred Stock equals the Purchase Amount divided by the Conversion Price. For purposes of these issued SAFE agreements, the "Conversion Price" means (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

Preemptive Rights

Pursuant to the SAFE agreements entered into and between the Company and some investors, the Company and the investors agreed to "Pro Rata Rights" giving the investor a right to purchase its pro rata share of private placements of securities by the company occurring after the Equity Financing, subject to exceptions.

Pro rata for the purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

For purposes of the SAFE agreements, "Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a small piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are likely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning a lower valuation than in earlier offerings.

IF you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The securities being offered may not be transferred by any purchaser of such securities, unless such securities are transferred:

(1) To the Company;
(2) To an accredited investor;
(3) As part of an offering registered with the SEC; or
(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

PLAN OF OPERATIONS

Upon completion of this Offering, the Company plans to invest in the completion of the R&D of Aido and its commercialization, the fulfillment of Indiegogo campaign pre-orders, previous Start-Engine campaign pre-orders, engagement with the developer ecosystem and growth of the InGen team.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name	Position	Date of Service	Full-Time/Part-Time
Executive Officers:			
Arshad Hisham A.P.M.	Chief Executive Officer and Secretary	Since inception	Full-Time
Anurag Pal	Chief Financial Officer	Since inception	Part-Time; Escalon Services and Accelcia
Director:			
Arshad Hisham A.P.M.	Sole Director	Since inception	Full-Time

Our Chief Financial Officer works part-time for the Company as a Consultant and splits his time between InGen Dynamics, Escalon Services, and Accelcia Business Services. During the past 5 years, Mr. Pal has not been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Key employees serve in consulting roles.

Executive Officers

Arshad Hisham, A.P.M., Chief Executive Officer, Secretary and Sole Director

Mr. Hisham is the founder, CEO, Secretary, and Sole Director of InGen Dynamics since inception. Mr. Hisham is a serial entrepreneur and a Cranfield University (UK) MBA.

He has built and run hardware automation companies in the past. He has published research papers on Robotics and has held senior roles in the past at IBM, Govt. of Australia, and Toyota. Mr. Hisham is a frequent speaker on the Robotics most recently as a keynote speaker at the annual IEEE Robotics Symposium, Boston Consulting Group's annual AI and machine learning event as well as at the industry-leading Robo-Business event among others.

Anurag Pal, Chief Financial Officer

Mr. Pal is the CFO of InGen Dynamics since inception. Since October 2012, Mr. Pal has served and continues to serve primarily as the CEO and President of Accelcia Business Services and CEO of Escalon Services, a financial services firm, and is in a part-time consulting role with the Company. Mr. Pal is an experienced financial professional with an extensive operational, finance, sales and marketing background. He has an MBA from the University of Texas at Austin, with an emphasis in Finance, and a BS Electronics and Communication Engineering from Punjab Engineering College, India and previous roles include serving as a Director at Hewlett Packard.

Key Consultants

Summendranath Ravindranath (White Sun), Leader, Software Engineering and AI.

Summendranath is a Texas Instruments alumnus with more than 15 years experience creating ground-breaking technologies including a UNDP showcased project, complex electoral polling, GPS-based data collection and state-of-the-art applications. His experience includes developing AI/software for soccer based robots.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

To date our executive officers have not received cash compensation. We anticipate that we will begin compensating our executive officers in 2018.

Compensation of Directors

We currently have a Sole Director, and he is not compensated for such role. We do not anticipate compensating our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

PRINCIPAL SECURITY HOLDERS

As of the date of this Offering, the current owners of 20% or more ownership in the company are reflected in the table below:

Beneficial Owners	Amount and Class of Securities as of [Date]	Percent (%) of Voting Power
Arshad Hisham, A.P.M.	6,500,000 shares of Common Stock	96.5%*

 * No assurance is provided

**The voting percentage reflects only the Common Stock shares outstanding minus the stock incentive plan. Mr. Hisham owns 73.31% of the Company on a fully-diluted basis.*

RELATED PARTY TRANSACTIONS

On October 7, 2017, InGen Dynamics started doing business with A.H. Beta Dynamics and Robotics Pvt. Ltd., a company situated in Malleshpallya, Bangalore, India ("Beta Dynamics"). The Company and Beta Dynamics entered into a Consultancy Agreement on October 7, 2017 such that Beta Dynamics would provide its expertise in the area of software engineering, Machine learning, hardware design and mechanical engineering and, provide such services to the Company. Arshad Hisham, the CEO and Founder of Ingen Dynamics is the Director and key shareholder of A.H Beta Dynamics and Robotics Pvt. Ltd. in India.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share. As of the date of this Offering, 6,730,497 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our Certificate of Incorporation and Bylaws.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our Board of Directors from time to time based upon the results of our operations and our financial condition and any other factors that our Board of Directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our Certificate of Incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

2015 Stock Incentive Plan. The Company has reserved 2,000,000 shares of its common stock pursuant to the 2015 Stock Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of reward. To date, the Company has granted 100,000 shares to a non-employee consultant pursuant to a Restricted Stock Purchase Agreement at a purchase price of $0.00001. There are currently 1,900,000 shares still available for grant under the Plan.

Simple Agreement for Future Equity (SAFE)

SAFE Agreement Issuance

Between January 2016 and May 2018, the Company entered into SAFE agreements (Simple Agreement for Future Equity) with outside investors in an aggregate amount of $75,000 pursuant to Regulation D.

Conversion Rights

SAFE agreements are convertible into shares of the Company's "Safe Preferred Stock" – the shares of a series of Preferred Stock issued to investors upon an Equity Financing. The number of shares the Safe Preferred Stock equals the Purchase Amount divided by the Conversion Price. For purposes of these issued SAFE agreements, the "Conversion Price" means (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

Preemptive Rights

Pursuant to the SAFE agreements entered into and between the Company and some investors, the Company and the investors agreed to "Pro Rata Rights" giving the investor a right to purchase its pro rata share of private placements of securities by the company occurring after the Equity Financing, subject to exceptions.

Pro rata for the purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

For purposes of the SAFE agreements, "Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a small piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are likely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning a lower valuation than in earlier offerings.

IF you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

<u>Exhibit A</u>

FINANCIAL STATEMENTS

* No assurance is provided

InGen Dynamics, Inc.

A Delaware Corporation

Financial Statements (Unaudited)

December 31, 2017

InGen Dynamics, Inc.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017 AND FOR THE YEAR THEN ENDED:

InGen Dynamics, Inc.

Balance Sheet (unaudited)

As of December 31, 2017

.   2017   .

ASSETS

Current Assets:	
Cash and cash equivalents	. 33,957.70
Accounts Receivable	. 0.50
Total Current Assets	. 33,958.20
TOTAL ASSETS	**. 33,958.20**

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Liabilities:

Current Liabilities:

Accounts payable	. 786.50
Accrued expenses Deferred revenue	. 44420.74
Advance from related party	. 185,503.96

Long Term Liabilities:

Other	. 65,000.00
Total Liabilities	**. 295,711.20**

Equity:

Capital Stock	. 144,237.53
Common Stock	. 66.00
Financing Expense	. (4,828.30)
Retained Earnings	. (261,660.01)
Total Stockholders' Equity (Deficiency)	. (261,753.00)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	**. 33,958.20**

*No assurance is provided. See accompanying notes, which are an integral part of these financial statements.

InGen Dynamics, Inc.
Statement of Operations (Unaudited)
For the year ended December 31, 2017

		2017
ASSETS		
Net Revenues:	.	5,779.15
Costs of net revenues	.	-
Gross Profit	.	5,779.15
Operating Expenses:		
Sales & marketing	.	15,065.26
Research & development	.	112,760.40
General & administrative	.	17,521.71
Total Operating Expenses	**.**	**145,347.37**
Loss from operations		139,568.22
Provision for Income Taxes	.	-
Net Loss	**.**	**139,568.22**

*No assurance is provided. See accompanying notes, which are an integral part of these financial statements.

InGen Dynamics, Inc.
Statement of Cash Flows
For the year ended December 31, 2017

		2017

Cash Flows from Operating Activities

Net Loss: . (139,568.22)

Adjustments to reconcile net loss to net cash used in operating activities:

Changes in operating assets and liabilities:

Increase/(Decrease) in accounts payable	. (5435.00)
Increase/(Decrease) in accrued expenses	. (211,033.00)
Increase/(Decrease) in deferred revenue	. - .
Increase/(Decrease) in overdrawn cash	. 185,400.00
Net Cash Used In Operating Activities	**. (170,636.22)**

Cash Flows From Financing Activities

Capital Stock	. (144,237.53)
Financing Expense	. (4,828.30)
Payable	. 65,000.00

Net Cash Provided By Financing Activities	**. 204,409.23**

Net Cash Increase for the period	**. 33,773.01**

Cash at the Beginning of the period	**. 184.69**
Cash at the End of the period	**. 33,957.70**

*No assurance is provided. See accompanying notes, which are an integral part of these financial statements.

InGen Dynamics, Inc.

Notes to Financial Statements (Unaudited)

As of December 31, 2017 and for the year then ended

NOTE 1: NATURE OF OPERATIONS

InGen Dynamics, Inc. (the "Company"), is a corporation organized July 21, 2015 under the laws of Delaware. The Company is involved with the Aido personal home robot platform which includes software development, hardware design, and platform development.

As of December 31, 2017, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained a net loss for the period ended December 31, 2017 has generated no revenues as of December 31, 2017, and has trivial liquid assets as of December 31, 2017. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, and/or to obtain additional capital financing, including from a planned financing through a stock offering. No assurance can be given that the Company will be successful in these efforts.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheets approximate their fair value. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has no accounts receivable as of December 31, 2017.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carry forwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At December 31, 2017, the Company had a net operating loss carryforward of $139,568.22. The Company incurs Federal income taxes at rates of approximately 34% and has determined its deferred tax assets are trivial to these financial statements. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future and utilize the net operating loss carryforwards before they expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the period ended December 31, 2017, the Company recognized no interest and penalties.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIENCY)

The Company authorized 10,000,000 shares of common stock at $0.00001 par value. As of December 31, 2017, 6,550,000 shares of common stock were issued and outstanding. The Company has reserved 2,000,000 shares of its common stock pursuant to the 2015 Stock Incentive Plan.

One stock issuance for 6,500,000 shares was conducted under terms of a restricted stock purchase agreement and is subject to vesting terms where 5,100,000 shares vested immediately and the remaining 1,400,000 shares vest monthly commencing October 28, 2015 at a rate of 1/48 per month, contingent upon continuous service with the Company and other terms defined in the agreement. Unvested shares are subject to a right of the Company to repurchase unvested shares at $0.00001 per share. As of December 31, 2017, 5,587,504 of the shares under this agreement had vested and 962,496 were unvested and subject to the repurchase option.

NOTE 5: SHARE-BASED PAYMENTS

During 2015 the Company adopted the 2015 Stock Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares authorized for grant under the plan is 2,000,000 shares. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non- employee is limited depending on the type of award. During 2015, a restricted stock purchase agreement for 50,000 shares of common stock at a purchase price of $0.00001 per share was issued under the Plan, which was exercised in 2015 for the issuance of 50,000 shares of common stock. Shares available for grant under the Plan amounted to 1,950,000 as of December 31, 2017.

NOTE 6: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Regulation Crowdfunding Equity Offering

On December 15, 2016, the Company opened an equity offering under Regulation CF. The offering provides for the issuance of up to 709,200 shares of the Company's common stock at a price per share of $1.41. The offering was closed in April 2017.

SAFE Agreement Issuance

Between January and May 2018, the Company entered into SAFE agreements (Simple Agreement for Future Equity) totaling $75,000 in exchange for payments ranging from $10,000 to $40,000 from various individuals and/or trusts. The SAFE agreements provide the investors with right to future equity in the Company under the terms of the agreements. The SAFE agreements become convertible into shares of the Company's stock at anywhere from a 20%-90% discount to the offering price per share, subject to a valuation cap between $2,500,000 and $10,500,000 on the fully diluted capitalization of the Company, in the event of a qualified equity financing.

Management's Evaluation

Management has evaluated subsequent events through May 01, 2018, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

Principal Executive Officer Certification

I, Arshad Hisham, certify that the financial statements of InGen Dynamics, Inc. included in this Form are true and complete in all material respects.

No assurance is provided

By*: /s/ Arshad Hisham*

Name: Arshad Hisham

Title: Chief Executive Officer (Principal Executive Officer)